FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 17, 2012

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 17, 2012

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 17, 2012 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2012.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended June 30, 2012, compared to revenues of $3.8 million for the second quarter of 2011 and $3.5 million for the first quarter of 2012.

Net loss for the second quarter ended June 30, 2012 was $289,000 or $0.02 per basic and diluted share, compared to a net loss of $113,000 or $0.01 per basic and diluted share for the second quarter of 2011 and to a net income of $904,000 or $0.05 per basic and diluted for the first quarter of 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 19.1 million basic and diluted shares, 18.1 million basic and diluted shares and 19.1 million basic and diluted shares respectively.

For the six months ended June 30, 2012, net income was $615,000 or $0.03 per basic and diluted share, compared to a net income of $1.1 million or $0.07 per basic and diluted share for the six months ended June 30, 2011.

Weighted average shares outstanding used in the calculation were approximately 19.1 million basic and diluted shares for the second quarter of 2012 and 17.3 million basic and 17.4 million diluted shares for the second quarter of 2011.

As of June 30, 2012, we had cash, cash equivalents, restricted cash and other financial investments, net, of $25.9 million, and shareholders' equity of $62.3 million, compared with $25.8 million, and $64.6 million, respectively, as of March 31, 2012.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our second quarter operating results as our operating fundamentals have remained stable and are in line with our expectations. Due to the fluctuation of the Swiss Franc against the USD, we have recorded financial expenses this quarter, compared to financial income in the previous quarter of 2012. Depending on the fluctuation of the Swiss Franc against the USD, our financial income, net may continue to fluctuate in the quarters to come” Our primary indicators for our real estate operations are FFO and Earnings Before Interest, Taxes, Amortization and Depreciation ("EBITDA")”. FFO is a supplemental non-GAAP financial measure used by the real estate industry to measure the operating performance of real estate companies. FFO should not be considered as a substitute for net income determined in accordance with U.S. GAAP as a measure of financial performance. Amir concluded “We are still actively looking for additional investment opportunities. Nevertheless, current economic conditions and the tightening of loan criteria by financial institutions may reduce the availability of favorable financing for new transactions and affect their attractiveness”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2012

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	6,918	5,139	3,431	3,775

Cost and expenses:
Cost of real estate operation	1,005	779	518	469
Real estate depreciation and amortization	1,286	923	623	607

General and administrative	928	504	504	549
Total cost and expenses	3,219	3,616	1,645	1,625
Operating income	3,699	1,523	1,786	2,150

Other income (loss)	(100)	4,194	(100)	-
Financial income (expenses), net	(961)	(2,217)	(1,245)	(1,769)

Income before taxes on income	2,638	3,500	441	381

Taxes on income	(872)	(220)	(339)	(193)

Net income from continuing operation	1,766	3,280	102	188

Net income (loss) from discontinued operation	28	(111)	65	(21)

Net income	1,794	3,169	167	167

Net income attributable to non-controlling interests	1,179	2,021	456	280

Net income (loss) attributable to Optibase LTD	615	1,148	(289)	(113)

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.03	$0.07	$(0.02)	$(0.01)

Net loss per share from discontinuing operation:
Basic and Diluted	$0.0	$(0.01)	$0.00	$(0.00)

Net income (loss) per share:
Basic and Diluted	$0.03	$0.07	$(0.02)	$(0.01)

Number of shares used in computing Earning per share
Basic	19,088	17,316	19,092	18,057
Diluted	19,088	17,371	19,092	18,057

Amount in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	June 30, 2012	December 31, 2011
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	25,795	22,945
Restricted cash	128	131
Trade receivables	819	732
Other accounts receivables and prepaid expenses	156	1,260
Total assets attributed to discontinued operations	966	969
Total current assets	27,864	26,037

Long term investments	62	156

Equipment, net	5	7
Real Estate Property, net	187,929	192,173
Other assets, net	1,409	1,512
Total property equipment and other assets	189,343	193,692

Total assets	217,269	219,885

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,487	2,529
Trade payables	61	27
Other accounts payable and accrued expenses	4,500	4,130
Total liabilities attributed to discontinued operations	2,960	2,990
Total current liabilities	10,008	9,676

Long term liabilities:
Deferred tax liabilities	14,433	14,608
Land lease liability, net	7,017	7,175
Other long term liabilities	3,197	3,559
Long term loans, net of current maturities	120,278	123,606
Total long term liabilities	144,925	148,948

Total shareholders’ equity of Optibase Ltd	45,352	45,099
Non-controlling interests	16,984	16,162
Total shareholders' equity	62,336	61,261

Total liabilities and shareholders’ equity	217,269	219,885

Amounts in thousands